UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Sky Solar Holdings, Ltd.

(Name of Subject Company (issuer)

Sky Solar Holdings, Ltd.

(Names of Person Filing Statement)

Ordinary Shares, par value US$0.0001 per share*

(Title of Class of Securities)

83084J202 **

83084J988 **

(CUSIP Number of Class of Securities)

Qiang Zhan

Chairman of the Special Committee of the Board of Directors

Sky Solar Holdings, Ltd.

Unit 417, 4th Floor,

Tower Two Lippo Centre

89 Queensway, Admiralty

Hong Kong Special Administrative Region

People’s Republic of China

+852 3960 6548

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

Copy to:

David T. Zhang, Esq.

Daniel Dusek, Esq.

Xiaoxi Lin, Esq.

Kirkland & Ellis

26th Floor, Gloucester Tower

The Landmark

15 Queen’s Road, Central

Hong Kong

Tel: (+852) 3761 3300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

*

Not for trading, but only in connection with the listing on the NASDAQ Capital Market of the American Depositary Shares, each representing twenty ordinary shares, par value $0.0001 per share, of the issuer.

**	This CUSIP number applies to the issuer’s ADSs.

ITEM 1.	SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Statement”) relates is Sky Solar Holdings, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”). The Company’s principal offices are located at Unit 417, 4th Floor, Tower Two Lippo Centre, 89 Queensway, Admiralty, Hong Kong Special Administrative Region, People’s Republic of China, and its telephone number at such address is +852 3960 6548.

Securities.

The title of the class of equity securities to which this Statement relates is the ordinary shares, par value $0.0001 per share, of the Company (the “Ordinary Shares”), and American depositary shares, each representing twenty Ordinary Shares (each, an “ADS”). As of the date of this Statement, there are 419,546,494 Ordinary Shares issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

This Statement is being filed in the name of the Company at the direction of the Special Committee (as defined below) of the Company’s board of directors (the “Board”). Certain information contained in this Statement has been provided to the Special Committee by the Company’s management and legal advisor. The name, business address and business telephone number of the Company are set forth in Item 1 “Subject Company Information” above.

Tender Offer.

This Statement relates to an offer by Square Acquisition Co., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Purchaser”) and a wholly owned subsidiary of Square Limited, itself an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Parent”), to purchase all of the issued and outstanding Ordinary Shares of the Company, including all Ordinary Shares represented by the ADSs, not owned by the Offeror Group (as defined below) (as well as 600,000 ADSs owned by Kai Ding, a natural person and citizen of the People’s Republic of China, and 146,499 ADSs owned by TCL Transportation Holdings Limited, a limited company organized under the laws of the British Virgin Islands (“TCL”)), at a price of $0.30 in cash per Ordinary Share, or $6.00 in cash per ADS, net to the seller in cash, without interest and less any ADS cancellation fees and other related fees and withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 6, 2020 (the “Offer to Purchase”), a copy of which is filed with the Schedule TO (as defined below) as Exhibit (a)(1)(i), and in the related letter of transmittal for Ordinary Shares (the “Share Letter of Transmittal”) and the related letter of transmittal for ADSs (the “ADS Letter of Transmittal”), copies of which are filed with the Schedule TO as Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii) (the Offer to Purchase, the Share Letter of Transmittal and the ADS Letter of Transmittal, together with any amendments or supplements thereto, collectively the “Offer”). The Schedule TO indicates that, if the Offer is consummated, Parent will be wholly owned by Japan NK Investment K.K., a joint stock company organized under the laws of Japan (“JNKI”), IDG-Accel China Capital L.P., a limited partnership organized under the laws of the Cayman Islands (“IDG CC”), IDG-Accel China Capital Investors L.P., a limited partnership organized under the laws of the Cayman Islands (“IDG CCI”, and together with IDG CC, “IDG”), Jolmo Solar Capital Ltd., a limited company organized under the laws of the British Virgin Islands (“Jolmo”), CES Holding Ltd., a limited company organized under the laws of Hong Kong (“CES”), Jing Kang, a natural person and citizen of Canada, Bin Shi, a natural person and citizen of the People’s Republic of China, Sino-Century HX Investments Limited, an exempted company with limited liability organized under the laws of the Cayman Islands (“SCHI”), Kai Ding, TCL, Esteem Venture Investment Limited, a limited company organized under the laws of the British Virgin Islands (“Esteem”), Mamaya Investments Ltd, a limited company organized under the laws of the British Virgin Islands (“Mamaya”), Xanadu Investment Ltd. (H.K.), a company incorporated with limited liability under the laws of Hong Kong (“Xanadu”), Abdullateef A. AL-Tammar, a natural person and citizen of Kuwait, Development Holding Company Ltd., an exempted company with limited liability organized under the laws of the Cayman Islands (“DHCL”) and Bjoern Ludvig Ulfsson Nilsson, a natural person and citizen of Sweden (JNKI, IDG, Jolmo, CES, Jing Kang, Bin Shi, SCHI, Kai Ding, TCL, Esteem, Mamaya, Xanadu, Abdullateef A. AL-Tammar, DHCL and Bjoern Ludvig Ulfsson Nilsson, collectively with Parent and Purchaser, the “Offeror Group”). The Offer is described in a Tender Offer Statement and Rule 13E-3 Transaction Statement (together with exhibits and any amendments or supplements thereto, the “Schedule TO”), filed by the Offeror Group with the Securities and Exchange Commission (the “SEC”) on July 6, 2020.

The Schedule TO indicates that, if the purchase by Purchaser of shares of the Company in the Offer is consummated, Parent intends to cause the Company to enter into a short-form merger with and into Purchaser (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent; and as a result of the Merger, each outstanding Ordinary Share/ADS (other than any Ordinary Shares/ADSs owned by the Offeror Group) would be cancelled in exchange for the right to receive the Offer Price.

The Schedule TO also indicates that, as of July 6, 2020, the Offer Group owned 325,275,186 Ordinary Shares (including Ordinary Shares represented by ADSs), which represent approximately 77.5% of the outstanding Ordinary Shares and 77.5% of the total voting power represented by all outstanding Ordinary Shares.

The Schedule TO also indicates that the Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Ordinary Shares (including Ordinary Shares represented by ADSs) that, together with any other shares of the Company beneficially owned by Purchaser and the Offeror Group, constitutes at least 90% of the total voting power represented by the outstanding shares of the Company (the “Minimum Condition”); and (ii) the commitment letter for debt financing by Daiwa Energy & Infrastructure Co. Ltd. (the “Lender”) in an aggregate amount of 4.3 billion Japanese Yen, or approximately US$40 million (the “Debt Financing”), remaining in full force and effect as of the expiration of the Offer, pursuant to which Purchaser and Parent shall have sufficient funds, after taking into consideration the aggregate proceeds of the debt financing contemplated thereby, to pay (x) the aggregate Offer Price assuming all of the Ordinary Shares and ADSs that are issued and outstanding and not owned by Offeror Group (as well as 600,000 ADSs owned by Kai Ding and 146,499 ADSs owned by TCL) are validly tendered and not properly withdrawn and (y) all fees and expenses expected to be incurred in connection with the Offer (the “Financing Condition”). The Offer is also conditioned upon certain other conditions set forth in the Offer to Purchase.

As set forth in the Schedule TO, the principal executive offices of the Purchaser are located at Kotobuki Bldg. 9F, Iwamotocho 3-chome 10-4, Chiyoda-ku, Tokyo 101-0032, Japan.

The Company takes no responsibility for the accuracy or completeness of any information described in this Statement contained in the Offer or the Schedule TO; any information set forth in the Offer or Schedule TO, or any failure by the filing persons of the Schedule TO to disclose events or circumstances that may have occurred and may affect the accuracy or completeness of such information.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as described in this Statement (including the actual or potential conflicts of interest disclosed in the materials described in the following paragraph), to the knowledge of the Company, and as of the date of this Statement, there are no material agreements, arrangements, understandings or any actual or potential conflicts of interest, between the Company or its affiliates and (i) any of its executive officers, directors or affiliates, or (ii) members of the Offeror Group or any of their respective executive officers, directors or affiliates.

The information set forth in (i) the sections of the Offer to Purchase that are titled “The Offer — Section 8. Certain Information Concerning the Offeror Group” and “Schedule B—Security Ownership of Certain Beneficial Owners and Management” and (ii) the sections in the Company’s annual report on Form 20-F filed with the SEC on May 19, 2020 (the “Form 20-F”) that are titled “Item 6.A.: Directors and Senior Management,” “Item 6.B.: Compensation,” “Item 6.C.: Board Practices Duties of Directors” and “Item 7.B.: Major Shareholders and Related Party Transactions — Related party transactions” and filed as Exhibit (e)(1) hereto, is incorporated herein by reference.

On February 22, 2020, the Board established a special committee of independent directors (the “Special Committee”) to, among the Special Committee’s other mandates, evaluate and make a recommendation to the Board with respect to strategic alternatives available to the Company, including an offer such as the Offer. Please refer to the third paragraph of Item 7 “Purposes of the Transaction and Plans or Proposals” for more details regarding the Special Committee’s formation. The members of the Special Committee are Mr. Qiang Zhan, Mr. Naiwei Chen and Mr. Xuelong Pei. As compensation for services rendered in connection with serving on the Special Committee, the compensation to each of Mr. Zhan, Mr. Chen and Mr. Pei is US$10,000 per month.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Special Committee.

The Special Committee is unable to take a position with respect to the Offer at the present time, primarily because the Special Committee and its financial and legal advisors have not received all information they have requested to allow them to complete a full and deliberate review and evaluation of the material terms and provisions of the Offer, and the prospects and value of the Company, sufficient to enable the Special Committee to take an informed position with respect to the Offer and to discharge properly its fiduciary duties under applicable law.

The Special Committee believes that each shareholder should make its own decision regarding the Offer based on all available information and in light of the shareholder’s investment objectives and financial circumstances, including but not limited to any need for immediate or short-term liquidity; the shareholder’s view with respect to the Company’s prospects, including the prospects for the price of the Ordinary Shares/ADSs; the shareholder’s risk tolerance and ability to bear potential losses in its investment in the Company; other financial opportunities available to the shareholder; the shareholder’s own tax position and tax consequences in respect of the Offer; the matters considered by the Special Committee, as noted below; and any other factors that the shareholder deems relevant to its, his or her investment decision.

Background of the Offer.

On February 20, 2020, the Company received a Letter of Intent (the “LOI”) from Hudson Sustainable Investment Management, LLC (“HSIM”), dated February 20, 2020, in which HSIM proposed (the “Hudson Proposal”), among other things, to acquire Sky Solar Japan K.K. (“SSJ”), for US$107.9 million, as part of a settlement of the outstanding disputes (“Hudson Dispute”) between the Company and Hudson Solar Cayman, LP (“Hudson Solar,” together with HSIM and its affiliates, “Hudson”). The information set forth in the Form 20-F filed by the Company on May 19, 2020 under the heading “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information —Legal Proceedings— Hudson Dispute” and in the Form 6-K filed by the Company on July 17, 2020 is incorporated herein by reference and unless otherwise provided, capitalized terms in this paragraph shall have the meanings ascribed to them in Form 20-F.

On February 22, 2020, at a specially called meeting of the Board, the Board determined that it was in the best interests of the Company and its shareholders to establish the Special Committee comprised solely of independent directors Mr. Qiang Zhan, Mr. Naiwei Chen and Mr. Xuelong Pei, to evaluate the Company’s strategic alternatives, including the Hudson Proposal or any potential proposal to acquire the Company.

Between February 24, 2020 and May 11, 2020, the Special Committee retained Houlihan Lokey (China) Limited (“Houlihan Lokey”) as its financial advisor and Kirkland & Ellis (“K&E”) as its legal counsel, and held multiple meetings with its advisors to review and discuss matters related to the Hudson Proposal and the Special Committee’s review process, including Houlihan Lokey’s financial due diligence review of the Company.

Between April 15, 2020 and the date of this Statement, at the instruction of the Special Committee, Houlihan Lokey had multiple discussions with Rothschild & Co (“Rothschild”), the financial advisor to Hudson, regarding the Hudson Proposal and related matters, and requested Hudson to provide (i) highly-confident letters or other preliminary financing comfort ideally issued after the COVID-19 outbreak to provide the Special Committee with reasonable comfort at this stage of the transaction that Hudson has a reasonable prospect of securing financing for the transactions contemplated under the Hudson Proposal, and (ii) a list of due diligence requests to facilitate the due diligence investigation that Hudson indicated in the LOI it would like to conduct. As of the date of this Statement, the Special Committee has not received any financing comfort or due diligence request list from Hudson. On a call between Houlihan Lokey and Rothschild on May 6, 2020, in lieu of any financing comfort, Rothschild informed Houlihan Lokey that Hudson offered to arrange a telephone call between Houlihan Lokey and a potential debt financing source of Hudson to provide the Special Committee with certain background on such debt financing sources’ position on the provision of financing to Hudson. However, as of the date of this Statement, Hudson has not arranged such telephone call.

On May 25, 2020, through an email from Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), the Board received a preliminary non-binding proposal letter dated May 25, 2020 from Japan NK Investment K.K., IDG Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited and Kai Ding (collectively, the “Buyer Group”) to acquire all outstanding ordinary shares of the Company (including ordinary shares represented by ADSs) not beneficially owned by the Buyer Group, in a going-private transaction for US$0.30 in cash per Share, or US$6.00 in cash per ADS (the “Buyer Group Proposal”).

Between May 26, 2020 and the date of this Statement, the Special Committee held multiple telephonic meetings with Houlihan Lokey and K&E to discuss matters concerning the Hudson Proposal, the Buyer Group Proposal and other strategic alternatives available to the Company.

On May 30, 2020, at the instruction of the Special Committee, K&E sent a form of nondisclosure agreement (the “Buyer Group NDA”) to Skadden.

On June 1, 2020, Skadden sent a revised draft of the Buyer Group NDA to K&E.

On June 10, 2020, K&E sent a revised draft of the Buyer Group NDA to Skadden.

On June 16, 2020, Skadden informed K&E that the revised draft NDA continued to be under review and discussion amongst the Offeror Group.

On July 6, 2020, Skadden informed K&E that the Buyer Group withdrew the Buyer Group Proposal. On the same date, the Offeror Group commenced the Offer.

On July 8, 2020, the Special Committee held a telephonic meeting with its advisors to discuss, among others, matters concerning the Offer, the Hudson Proposal and other strategic alternatives available to the Company. The Special Committee discussed the options available in response to the Offer, including but not limited to defensive measures that could increase the Special Committee’s leverage in a potential negotiation with the Offeror Group. Having considered multiple factors, the Special Committee decided that it did not have sufficient information to take a position with respect to the Offer and decided to defer making a decision until a later time.

On July 10, 2020, as instructed by the Special Committee, Kirkland & Ellis sent a list of questions to Skadden to clarify, among others, certain matters of the Offer. As of the date of this Statement, the Special Committee has not received a response to these questions from Skadden or the Offeror Group.

On July 14, 2020, the Company filed opposition paper in the Supreme Court of the State of New York against Hudson regarding the Hudson Dispute, claiming, among other things, that Hudson failed to implement the transactions contemplated by the Settlement Agreement signed by the Company and Hudson in November 2019 (“Settlement Agreement”) in good faith and that Hudson had entered into the Settlement Agreement in bad faith and with no real intention of compromising the disputes between the parties in accordance with the terms thereof.

On July 16, 2020, the Special Committee held a telephonic meeting with its advisors to discuss the options available in response to the Offer and, after considering multiple factors (including those noted below) in connection with such options and its fiduciary duties, determined that it was unable to take a position with respect to the Offer.

Reasons for the Special Committee’s Position.

The Special Committee is unable to take a position with respect to the Offer, primarily because the Special Committee and its financial and legal advisors have not received all information they have requested to allow them to complete a full and deliberate review and evaluation of the material terms and provisions of the Offer, including the prospects and value of the Company, sufficient to enable the Special Committee to take an informed position with respect to the Offer and to discharge properly its duties under applicable law.

The Special Committee has consulted with the Company’s senior management, its legal and financial advisors, and reviewed, evaluated and considered factors and information including the following:

•

The financial advisor of the Special Committee, Houlihan Lokey, has not yet received sufficient information to complete its financial analysis and diligence review of the Company. Specifically, while the Company has provided most of the information requested, Houlihan Lokey has not yet received the following information: (i) the projected cash flows of certain subsidiaries of the Company, (ii) details on disposal or use of the Company’s assets at the end of current power purchase agreements, and (iii) projected utilization of certain tax loss carryforwards in different regions.

•

The current and historical prices of the ADSs of the Company, including the fact that the Offer Price represents a premium of 81.3% over the closing price of the ADSs on May 22, 2020, the last trading day before the Company publicly announced its receipt of the Buyer Group Proposal; a premium of 29.3% over the closing price of the ADSs on July 2, 2020, the last trading day before the announcement of the Offer; and a premium of 109.2% over the volume weighted average closing price of the Company’ ADSs during the 30 trading days prior to the Company’s announcement of its receipt of the Buyer Group Proposal.

•

As to the Offer Price, the financial interests of the Offeror Group are different than the financial interests of holders of Ordinary Shares and ADSs other than the Offeror Group (the “Unaffiliated Security Holders”), who will receive cash consideration in exchange for their Ordinary Shares (including Ordinary Shares represented by ADSs), while the Offeror Group will continue to hold interest in the Company. Please refer to the second paragraph of Item 3 “Past Contacts, Transactions, Negotiations and Agreements” for more details of the conflicts of interest between the Company or its affiliates and (i) its executive officers and directors, and (ii) members of the Offeror Group or their respective executive officers, directors or affiliates.

•

The risks and uncertainties for the Company’s business due to pending and threatened litigation (including those related to the Hudson Dispute including as disclosed in the Form 6-K filed by the Company on July 17, 2020) involving the Company.

•

As indicated in the Offer to Purchase, the Offer is conditioned upon, among other things, (i) (a) no petition or other similar proceeding having been filed and remain outstanding, and no order having been made or resolution adopted to wind up the Company; (b) no receiver, trustee, administrator or other similar person having been appointed in any jurisdiction and be acting in respect of the Company, its affairs or its property or any part thereof and (c) no scheme, order, compromise or other similar arrangement having been entered into or made in any jurisdiction whereby the rights of creditors of the Company are, and continue to be, suspended or restricted; and (ii) no order or injunction of a court or governmental entity of competent jurisdiction having been in effect preventing the consummation of the Offer or the Merger in any material respect (collectively, the “No Petition Condition”).

•

As indicated in the Offer to Purchase, the Offer is conditioned upon, among other things, the Financing Condition. In addition, as disclosed in the Offer, (i) the Lender will provide the Debt Financing in the form of a term loan facility to the Company’s wholly-owned subsidiary, SSJ; (ii) until all outstanding amounts and obligations under the Debt Financing have been repaid and discharged in full, the obligations with respect to the Debt Financing will be secured by assets of SSJ; and (iii) Lender’s commitments to provide the Debt Financing to SSJ are subject to, among other things, payment of commitment fee and the satisfaction of all conditions to the Offer.

•

As of the date of this Statement, the Offeror Group owns 325,275,186 Ordinary Shares (including Ordinary Shares represented by ADSs), par value US$0.0001 per share which represent approximately 77.5% of the outstanding Ordinary Shares and 77.5% of the total voting power represented by all outstanding Ordinary Shares of the Company. By reason of such ownership, the members of the Offeror Group hold sufficient voting power (i) to prevent any competing “take-private” or other strategic transaction that requires approval by the shareholders of the Company, and (ii) to replace all or a majority of the directors of the Company at an extraordinary general meeting and redeem a “poison pill” or other similar defensive measures, making them less effective than they are usually designed to be.

•

Because the Merger is proposed to be effected pursuant to a “short-form” merger under section 233(7) of Companies Law (as amended) of the Cayman Islands (the “Companies Law”), the Merger would not require a shareholder vote or approval by special resolution by the Company’s shareholders if a copy of the Plan of Merger is given to every shareholder of the Company. The Unaffiliated Security Holders will not therefore have the opportunity to vote on the Merger. Further, the Special Committee has been advised by Conyers Dill & Pearman (“Conyers”), its Cayman Islands legal advisor, that the Unaffiliated Security Holders will not be able to follow the statutory procedure to exercise the dissenters’ rights, which would be available to the registered holders of the Ordinary Shares (but not to the holders of the ADSs unless they converted their ADSs into Ordinary Shares) in a “long-form” merger under section 238 of the Companies Law.

•

The Board formed the Special Committee to consider strategic alternatives available to the Company. The Special Committee was prepared to continue its evaluation of and, if appropriate, negotiate with the Buyer Group with respect to the Buyer Group Proposal, but instead the Buyer Group withdrew the Buyer Group Proposal and launched the Offer.

•

As indicated in the Offer to Purchase, the Offer is conditioned upon, among other things, the Minimum Condition. In order to satisfy the Minimum Condition, a majority of the Unaffiliated Security Holders (i.e., a “majority-of-the-minority”) must validly tender and not withdraw prior to the expiration of the Offer their Ordinary Shares (including Ordinary Shares represented by ADSs).

•

Shareholders whose Ordinary Shares (including Ordinary Shares represented by ADSs) are tendered and purchased in the Offer will not participate in any future strategic transactions involving the Company, such as a sale of the Company or a significant part of its assets or equity interest. The Special Committee cannot predict if or when in the future any such transaction may occur and, if such a transaction were to occur, whether the terms of any such transaction would be more favorable or less favorable to the Company’s shareholders than the Offer.

•

The Special Committee also considered the fact that each shareholder’s circumstances are unique. The Special Committee believes that each shareholder should make an independent judgment whether to tender in the Offer, including the following:

•	the shareholder’s risk profile and investment time horizon;

•	the shareholder’s views as to the Company’s prospects and the prospects for the price of the Ordinary Shares/ADSs;

•	the shareholder’s need for liquidity or diversification of its investment portfolio;

•	other investment opportunities, including other types of investments, available to the shareholder;

•

the shareholder’s assessment of the appropriateness for investing in equity securities generally in the current economic, business and political climate, with respect to which the shareholder should consult with competent investment professionals;

•	the tax consequences to the shareholder of participating in the Offer, for which the shareholder should consult with competent tax advisors; and

•	the factors considered by the Special Committee as described in this Statement, and any other factors that the shareholder deems relevant to its investment decision.

In view of the variety of reasons and factors considered in connection with its evaluation of the Offer, the Special Committee did not find it practicable to, at this time, and did not, quantify or otherwise assign relative weights to the reasons and factors considered by it, or make a determination that any factor was of particular importance.

Intent to Tender.

To the Company’s knowledge, after making reasonable inquiry, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender any Ordinary Shares held of record or beneficially owned by such person pursuant to the Offer.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

The Special Committee has retained Houlihan Lokey to act as the Special Committee’s financial advisor to provide certain financial advisory services in connection with, among other things, the Special Committee’s analysis and consideration of, and response to, the Hudson Proposal and other strategic alternatives available to the Company. Pursuant to the terms of the engagement, the Company has agreed to pay Houlihan Lokey a customary advisory fee, including (a) an initial payment upon the execution of its engagement letter, (b) a second payment upon the earlier of the execution by the Company of definitive legally binding documentation with respect to a strategic transaction or Houlihan Lokey’s delivery of its opinion, and (c) a final payment upon closing of a strategic transaction. In addition, if definitive legally binding documentation with respect to a strategic transaction is not executed within two months following its engagement, and the delay was due to reason beyond Houlihan Lokey’s reasonable control, Houlihan Lokey is entitled to receive a monthly fee starting from the beginning of the third month following its engagement, until the earlier of the execution by the Company of definitive legally binding documentation or Houlihan Lokey’s delivery of its opinion, but the aggregate amount of the such additional monthly fee shall be subject to a cap. In addition, the Company has also agreed to reimburse Houlihan Lokey for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Houlihan Lokey and related persons against certain liabilities relating to or arising out of its engagement.

Except as set forth above and in the third paragraph of Item 3 above, none of the members of the Special Committee, the Company or any person acting on their behalf has employed, retained or compensated any person, or currently intends to do so, to make solicitations or recommendations to the Company’s shareholders with respect to the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions with respect to the Ordinary Shares have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, affiliates or subsidiaries during the last 60 days.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as described in this Statement (including the paragraph below) or incorporated herein by reference, neither the Special Committee nor the Company has any knowledge of any negotiation being undertaken or engaged in by the Special Committee or the Company in response to the Offer that relates to or would result in (i) a tender offer for, or other acquisition of, the Company’s securities by the Company, any of its subsidiaries, or any other person, (ii) any extraordinary transaction, such as a merger (other than the short-form merger described in the Offer), reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

On June 19, 2020, the Company received a Notice of Disposition from Hudson Solar, stating that, on August 3, 2020, it intends to auction the Lumens shares pledged by Sky Capital America Inc. as a remedy for purported defaults alleged by Hudson Solar under the Note Purchase Agreement. The Special Committee notes that the Company opposes Hudson Solar’s unilateral actions and has maintained in its responses to Hudson Solar that its proposed auction is premature and improper given the ongoing proceedings between the parties for the motion for summary judgment in the Supreme Court of the State of New York. Further, the Company has emphasized to Hudson Solar that its proposed auction of the Lumens shares and the motion for summary judgment are based on the same alleged defaults under the Note Purchase Agreement which are plainly in dispute and remain unresolved as a matter of law, and have not yet been adjudicated by the Supreme Court of the State of New York as the parties are still currently in the midst of briefing.

Pursuant to resolutions of the Board, the Special Committee has been delegated exclusive power and authority to, among others: (i) review, evaluate, investigate, pursue and negotiate the terms and conditions of strategic alternatives available to the Company; (ii) solicit expressions of interest or other proposals for strategic alternatives to the extent it deems appropriate, (iii) determine on behalf of the Board and the Company whether any strategic alternative is advisable, fair to, or in the best interests of, the Company; (iv) recommend to the entire Board what action, if any, should be taken by the Company with respect to strategic alternatives available to the Company; (v) provide reports and/or recommendations to the Board in regard to such matters; and (vi) take such other actions as the Special Committee may deem to be necessary or appropriate for the Special Committee to discharge its duties. The Board also resolved that it shall not recommend any strategic alternative for approval by the Company’s shareholders, or otherwise approve any strategic alternative without a prior favorable recommendation by the Special Committee.

Except as described above or elsewhere in this Statement or in the Schedule TO, to the knowledge of the Special Committee and the Company, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the matters referred to in the first paragraph of this Item 7.

ITEM 8.	ADDITIONAL INFORMATION.

Appraisal Rights.

As the Merger would be a “short-form” merger in accordance with Part XVI (and in particular section 233(7)) of the Companies Law with the Company continuing as surviving company, the vote of the shareholders of the Company is not required to effect the Merger if a copy of the Plan of Merger is given to every registered shareholder of the Company. Section 238 of the Companies Law provides a procedure for exercising dissenters’ right in the case of a “long-form” merger. However, because the Merger will be a “short-form” merger, the Special Committee has been advised by Conyers that (i) the statutory procedures to exercise appraisal rights contained in Section 238 of the Companies Law cannot be followed by holders of Ordinary Shares; and (ii) holders of the ADSs cannot follow the statutory procedures to exercise appraisal rights even if they convert their ADSs into Ordinary Shares.

Regulatory Approval.

Except as described in this Statement and the exhibits to this Statement, the Company is not aware of (i) any license or regulatory permit that appears to be material to the business of the Company that might be adversely affected by the acquisition of Ordinary Shares/ADSs by Parent or Purchaser pursuant to the Offer, the Merger or otherwise, or (ii) any approval or other action by any governmental entity that would be required prior to the acquisition of Ordinary Shares/ADSs by Purchaser pursuant to the Offer, the Merger or otherwise. There can be no assurance that any governmental authority will not challenge the acquisition of the Ordinary Shares/ADS on competition or other grounds and if a challenge is made, the results cannot be predicted.

Legal Proceedings

On July 17, 2020, an individual shareholder that holds 100 of the Company’s ADSs filed a lawsuit in the United States District Court for the Southern District of New York commencing a purported securities class action against the Company and each member of the Offeror Group—Quadre Investments, L.P. vs Sky Solar Holdings, Ltd., et al (Case 1:20-cv-05551) (the “Complaint”). The Complaint alleges that the defendants have made deficient disclosures and misleading statements in the Schedule TO, and seeks, among others, corrections and remedies regarding disclosures in the Schedule TO. The Company is evaluating the situation and intends to defend itself rigorously against this claim.

To the knowledge of the Special Committee and the Company, except as described above, no other legal proceedings challenging the Offer and/or the Merger are currently pending. The Company and the Special Committee cannot predict whether such legal proceedings will be filed in the future.

Cautionary Note Regarding Forward-Looking Statements.

Certain statements contained in or incorporated by reference into this Statement are forward-looking statements. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors. Factors that might affect such forward-looking statements include, without limitation, whether the conditions to the Offer will be satisfied; general economic, capital market and business conditions; competitive factors in the industries and markets in which the Company operates, and general industry trends; the effect of war, terrorism, pandemic outbreaks or catastrophic events; changes in government regulation; changes in tax law requirements, including tax rate changes, new tax laws and revised tax law interpretations; and the ability of Parent to execute fully on its business strategy after taking the Company private. Readers are cautioned not to place undue reliance on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise any forward-looking statement as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

ITEM 9.	EXHIBITS.

The following exhibits are filed herewith:

Exhibit Number	Description

(a)(1)	Press release issued by the Company dated July 9, 2020 (incorporated herein by reference to the Form 6-K furnished with the SEC on July 9, 2020).

(a)(2)	Press release issued by the Company dated July 20, 2020.

(a)(3)	Complaint titled Quadre Investments, L.P. vs Sky Solar Holdings, Ltd., et al filed on July 17, 2020 in the United States District Court for the Southern District of New York.

(e)(1)	Items 6.A, 6.B., 6.C. and 7.B. of the Company’s Form 20-F for the year ended December 31, 2019 (incorporated herein by reference to the Form 20-F filed with the SEC on May 19, 2020).

(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2020

SKY SOLAR HOLDINGS, LTD.

By:	/s/ Qiang Zhan
Name: Qiang Zhan
Title: Chairman of the Special Committee of the Board of Directors